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16003045

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549


Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 23 2016

Washington DC
404

SEC FILE NUMBER
8-51899

$R M S$

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01-Jan-15_____ AND ENDING _____31-Dec-15_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ACA/Prudent Investors Planning Corporation**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

326 US Highway 22- Suite 12B
(No. and Street)

Greenbrook	**NJ**	**08812**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Achtel   **732-926-1100**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I,   **Alan Achtel**   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of   **ACA/Prudent Investors Planning Corporation**   , as of   **December 31, 2015**   , are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susan Checchio
Notary Public
New Jersey
My Commission Expires August 8, 2018
No. 2437252

Notary Public

_____
Signature

President
Title

This report ** contains (check applicable boxes):

X	(a) Facing Page
X	(b) Statement of Financial Condition
X	(c) Statement of Income (Loss)
X	(d) Statement of Changes in Financial Condition
X	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
	(k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
X	(l) An Oath or Affirmation
X	(m) A copy of the SIPC Supplemental Report.
	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o) Exemption report and audit review

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ.   07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholders
ACA/Prudent Investors Planning Corporation

We have audited the accompanying financial statements of ACA/Prudent Investors
Planning Corporation, which comprise the balance sheet at December 31, 2015 and the
related statements of operations, changes in shareholder equity, and cash flows for the
year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial
statements in accordance with accounting principles generally accepted in the United
States of America; this includes the design, implementation, and maintenance of internal
control relevant to the preparation and fair presentation of the financial statements that are
free from material misstatement, whether due to error or fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financials statements based on our
audit. We conducted our audits in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and
perform the audit to obtain reasonable assurance about whether the financial statements
presented are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACA/Prudent Investors Planning Corporation as of December 31, 2015 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III - Exemptive Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Donahue Associates LLC
Monmouth Beach, New Jersey
February 15, 2016

2

ACA/Prudent Investors Planning Corporation
Balance Sheet
As of December 31, 2015

ASSETS

Current assets:	
Cash	$318,700
Accounts receivable	106,194
Prepaid expense	23,960
Total Current Assets	$448,854
Other asset:	
Security deposit	3,046
Fixed assets- net	3,145
Total Assets	$455,045

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$23,016
Total Current Liabilities	$23,016
Shareholders' Equity:	
Common stock: 100 shares authorized, stated value $1	
100 shares issued and outstanding	$100
Additional paid in capital	109,900
Retained earnings	322,029
Shareholders' equity	432,029
Total Liabilities & Shareholders' Equity	$455,045

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Statement of Operations
For the Year Ended December 31, 2015

Revenues	$1,192,229
General and administrative expenses:	
Salary & payroll tax expense	$457,546
Rent expense	38,198
Retirement plan	35,715
General administration	61,326
Total general and administrative expenses	592,785
Income from operations	$599,444
Provision for income taxes	0
Net income	$599,444

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Statement of Cash Flows
For the Year Ended December 31, 2015

Operating activities:	
Net income	$599,444
Adjustments to reconcile net loss items	
not requiring the use of cash:	
Depreciation expense	759
Changes in other operating assets and liabilities:	
Prepaid expense	(1,316)
Accounts receivable	(22,896)
Accounts payable & accrued expenses	17,924
Net cash provided by operations	$593,915
Investing activities:	
Purchase office equipment	($2,782)
Net cash used by investing activities	(2,782)
Financing activities:	
Distributions paid to shareholders	($560,407)
Net cash used by financing activities	(560,407)
Net increase in cash during the fiscal year	$30,726
Cash at December 31, 2014	287,974
Cash at December 31, 2015	$318,700
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2015

	Common Shares	Common Value	Paid in Capital	Retained Earnings	Total Equity
Balance at December 31, 2014	100	$100	$109,900	$282,992	$392,992
Distributions paid to shareholders				(560,407)	(560,407)
Net income for the year				599,444	599,444
Balance at December 31, 2015	100	$100	$109,900	$322,029	$432,029

Please see the notes to the financial statements.

6

ACA/Prudent Investors Planning Corporation
Notes to the Financial Statements
For the Year Ended December 31, 2015

1. Organization

ACA/Prudent Investors Planning Corporation (the Company) is a privately held corporation formed in New Jersey in 1999 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company sells various investments to individual clients located in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Revenues and related fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection. Investment advisory fees are recorded when collected.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in the financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, accounts receivable, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2015 because of their short term nature.

4. Commitments and Contingencies

The Company is committed to a non-cancelable lease for office space in Green Brook, New Jersey. Minimum lease payments under this lease are as follows.

2016	$27,481
2017	11,815
Net minimum lease payments	$39,296

5. Retirement Plans

The Company maintains a deferred compensation 401(k) plan for qualifying employees and accrues a limited matching contribution to the plan based upon the employee's contributions, up to 4% of the employee's qualifying salary. Compensation deferral plan contributions for calendar year 2015 were $17,282.

The Company also maintains a defined contribution profit sharing plan for employees that have met certain employee requirements. The contributions to the plan are discretionary. Profit sharing expense for calendar year 2015 was $18,433.

6. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2015 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:

Shareholders' equity	$432,029

DEBITS:
Non-allowable assets:

Non-allowable portion of accounts receivable	(10,446)
Security deposit	(3,046)
Prepaid expense	(23,960)
Fixed assets- net	(3,145)
NET CAPITAL	**$391,432**
Less haircuts on securities	0
ADJUSTED NET CAPITAL	**$391,432**
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	**$386,432**
AGGREGATE INDEBTEDNESS:	$23,016
AGGREGATE INDEBTEDNESS TO NET CAPITAL	5.88%
Excess net capital previously reported	$386,432
Excess net capital per audited report	$386,432

ACA/Prudent Investors Planning Corporation
326 Route 22 West- Suite 12B
Greenbrook, NJ   08812

Schedule III
December 31, 2015

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

ACA/Prudent Investors Planning Corporation is exempt from Rule 15c3-3 reporting pursuant to provision 15c3-3(k)(1) of SEC Rule 15c3-3 (the "exemption provisions").

ACA/Prudent Investors Planning Corporation met the identified provision throughout the most recent fiscal year without exceptions as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with our activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Thank you.

Alan Achtel
President

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ.   07750
Phone: (732) 229-7723

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements included in the accompanying exemption report in which ACA/Prudent Investors Planning Corporation. identified the provisions of SEC Rule 15c3-3 paragraph k(1) under which the Company claimed an exemption from SEC Rule 15c3-3 and the Company stated that it has met the identified exemption provisions through the fiscal year ending December 31, 2015, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is an expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(1) of SEC Rule 15c3-3.

Donahue Associates LLC
Monmouth Beach, N.J.
February 15, 2016

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ.   07750
Phone: (732) 229-7723

The Shareholders
ACA/Prudent Investors Planning Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2015, which were agreed to by ACA/Prudent Investors Planning Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating ACA/Prudent Investors Planning Corporation 's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). ACA/Prudent Investors Planning Corporation 's management is responsible for the ACA/Prudent Investors Planning Corporation 's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Donahue Associates LLC
Monmouth Beach, N.J.
February 15, 2016

ACA/PRUDENT
INVESTORS PLANNING CORPORATION

326 ROUTE 22 WEST, UNIT 12B
GREEN BROOK, NEW JERSEY 08812
TEL: 732-926-1100
800-666-7472
FAX: 732-926-1137

VIA PRIORITY MAIL

SECURITIES AND EXCHANGE COMMISSION
REGISTRATIONS BRANCH
MAIL STOP 8031
100 F STREET, NE
WASHINGTON, DC 20549

RE: AUDITED FINANCIAL REPORT
FOR YEAR ENDED DECEMBER 31, 2015

GENTLEMEN:

ENCLOSED PLEASE FIND TWO COPIES OF THE ANNUAL AUDITED REPORT
FOR ACA/PRUDENT INVESTORS PLANNING CORPORATION, SEC NO. 8-51899,
CRD NO. 47798; ONE OF WHICH IS MANUALLY SIGNED.

IN ORDER TO CONFIRM YOUR RECEIPT OF THIS ITEM, PLEASE INDICATE
SO ON THE COPY OF THIS LETTER, AND RETURN TO MY OFFICE IN THE
ATTACHED SELF-ADDRESSED, POSTAGE PAID ENVELOPE.

THANK YOU VERY MUCH.

SINCERELY,

ALAN C. ACHTEL, PRESIDENT

DATE: FEBRUARY 16, 2016

CC: SECURITIES & EXCHANGE COMMISSION   VIA PRIORITY MAIL
NEW YORK REGIONAL OFFICE
REGISTRATION DIRECTOR – ANDREW CALAMARI
200 VESEY STREET - SUITE 400
NEW YORK, NY 10281-1022